UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 31)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Tim Cranko, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

May 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yoseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), and (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D").  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of June 26, 2017 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of June 26, 2017 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.76% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of January 23, 2017 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,200,542 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,200,542 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,200,542 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.93% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 13,240,913 ordinary shares outstanding as of January 26, 2017 (as provided by the Issuer).

This Amendment No. 31 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.  Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.  Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D Crown LTD. (“B.S.D”), Yoseph Williger (“YW”), Zwi Williger ("ZW") (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D (formerly known as Emblaze Ltd.), which in turn is controlled by YW, who holds 27.84% of B.S.D's outstanding shares (excluding dormant shares) through two companies, each of which is 99% owned by YW (namely, Y.M Dekel Holding and Investments Ltd. ("YMDHI") which directly owns 17.23% of B.S.D, and Yossi Willi Management and Investment Ltd. ("YWMI"), which directly owns 10.61% of B.S.D).

WIL, an Israeli company traded on the Tel Aviv Stock Exchange (symbol: WLFD), acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  B.S.D, an Israeli company listed for trading on the London Stock Exchange (symbol: BSD), holds WIL shares. The business address of B.S.D is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel.   YMDHI and YWMI are both holding companies incorporated in Israel that hold shares of B.S.D. The business address of both YMDHI and YWMI is 7 Jabotinsky St., Ramat Gan 5252007, Israel. YW is the sole director of YMDHI and YWMI, the Chairman of the Board of Directors of B.S.D, a director of WIL, and the Chairman of the Board of Directors of the Issuer. His principal employment is business management. YW is a citizen of Israel, and his residence or business address is 7 Jabotinsky St., Ramat Gan 5252007, Israel.

ZW, the brother of YW, is a director of B.S.D, the Chairman of WIL, a director of the Issuer, and owns, directly and through Zwi Israel and Co. Ltd., an Israeli private company wholly owned by ZW ("ZI&C"), 9.99% of the outstanding shares of B.S.D (excluding dormant shares). ZW is a citizen of Israel and his principal employment is business management. ZI&C is a holding company incorporated in Israel that holds shares of B.S.D. The business address of both ZW and ZI&C  is 6 Hashikma St., Savion, Israel.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of Schedule 13D, "Source and Amount of Funds or other Consideration" is amended by adding the following paragraph:

YW used personal funds to acquire his holdings in B.S.D through YMDHI and YWMI. YMDHI acquired 18,954,527 shares of B.S.D in open market purchases for aggregate consideration of approximately $5.6 million. YWMI acquired 2,940,654 shares of B.S.D in the open market purchases for aggregate consideration of approximately $920,000 and 8,729,488 shares of B.S.D through a tender offer for aggregate consideration of approximately $3.25 million. The open market purchases were made from January 2016 to February 2017, and the tender offer has effected on January 24, 2017.

ZW used personal funds to acquire his holdings in B.S.D. directly and through ZI&C. ZW acquired 8,153,001 shares of B.S.D in open market purchases for aggregate consideration of approximately $2.4 million. ZI&C acquired 2,842,289 shares of B.S.D in open market purchases for aggregate consideration of approximately $840,000. The open market purchases were made from January 2016 to February 2017.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D,  "Purpose of Transaction" is amended and restated to read as follows:

According to information available to the Reporting Persons, Israel 18 B.V. ("Israel 18") holds 67.07% of BGI Investments (1961) Ltd. ("BGI") which holds 24.64% of B.S.D. Israel 18 holdings in BGI are held by a trustee to secure a loan extended by Ta'aman Food Marketing Ltd. ("Ta'aman") to Israel 18 (the "Ta'aman Loan"). In addition, Israel 18 holds directly 19.01% of B.S.D shares, of which 9.34% of B.S.D shares are held by a trustee to secure the Ta'aman Loan (Israel 18 shares in BGI and in B.S.D that are held in trust, collectively called the "B.S.D Trustee Shares").

On May 5, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court permitted the trustee to vote the B.S.D Trustee Shares independently at his discretion, a special meeting of the shareholders of B.S.D appointed three directors to the Board of Directors of B.S.D as nominated by YW and the termination of the term of office of all then current directors of B.S.D other than the external director who remained in office. After such appointments, YW gained effective control of the Board of Directors of B.S.D. The trustee did not vote the B.S.D Trustee Shares at such meeting. There is currently an ongoing court proceeding to determine whether the trustee has a permanent right to vote the B.S.D Trustee Shares at his discretion.

On June 11, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court ordered that a shareholders meeting be held in WIL prior to the convening of a shareholders meeting of the Issuer, a special meeting of WIL's shareholders approved the appointment of the following B.S.D nominated directors: Mr. Zwi Williger, Mr. Yoseph Williger, Mr. Kobi Navon and Mr. Benzi Sao; and the termination of the term of office of all then current directors of WIL (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Ms. Shalhevet Hasdiel, Mr. Eli Arad and Arik Safran) other than the external directors of WIL (Mrs. Ronit Zalman Malach and Mr. Ziv Ironi) who remained in office.

On June 20, 2017, an Annual and Special Meeting of Shareholders of the Issuer approved the appointment of following WIL-nominated directors: Mr. Yoseph Williger, Mr. Zwi Williger, Mr. Gil Hochboim and Mr. David Donin.

Each of the Reporting Persons intends to review the performance of their investment in the Issuer from time to time.  Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer, as they deem appropriate in light of the circumstances existing from time to time.  Each of the Reporting Persons may purchase additional equity in the Issuer, or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Other than as described above, none of the Reporting Persons has any definitive plans or proposals that relate to or would result in any of the actions described in the subparagraphs of this Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 61.93% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D, which directly owns 771,075 Ordinary Shares.  B.S.D is controlled by YW, who owns through YMDHI 17.23% of B.S.D's outstanding shares (excluding dormant shares), and owns through YWMI 10.61% of B.S.D's outstanding shares (excluding dormant shares), and collectively 27.84% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, ZW owns 9.99% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with YW holdings' constitutes a 37.83% holdings of B.S.D. Accordingly, B.S.D, YW and ZW may each be deemed to beneficially own 8,971,617 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL and 771,075 Ordinary Shares held directly by B.S.D), or approximately 67.76% of the outstanding Ordinary Shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Because ZW is the brother of YW, serves as a director of the Issuer, and is beneficial owner of 9.99% of the outstanding shares of B.S.D, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  However, ZW and YW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in B.S.D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)           Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)           No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: August 2,  2017
/s/ Yoseph Williger
Yoseph Williger

/s/ Zwi Williger
Zwi Williger

B.S.D. CROWN LTD.

By:	/s/ Moran Attar
Name: Moran Attar
Title: Financial Controller

WILLI-FOOD INVESTMENTS LTD.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Interim CFO

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Shmuel Meir Mesenberg	Avi Zigelman	Gil Hochboim
Position in B.S.D, WIL, or Issuer	Director of B.S.D	Director of B.S.D	Director in B.S.D, WIL and the Issuer
Residence or business address	15 Hefetz Mordechai St., Petah-Tikvah, Israel	2 Dov Carmi St., Tel-Aviv, Israel	33 Mukasey St., Rehovot, Israel
Present principal occupation or employment	Board member of public companies	Financial Advisor	CFO of S.R. Accord Ltd.
Name of corporation or organization where employed	Self employed	Self employed	S.R. Accord Ltd.
Address of corporation or organization where employed	N/A	N/A	10 Klozner St., Ramle, Israel
Description of principal business of corporation or organization where employed	N/A	N/A	S.R. Accord Ltd. is active in the financial market. It is a public Israeli company traded on TASE.

Name	Keren Marcus	Iris Even-Tov	Shlomo Z. Wertheim
Position in B.S.D, WIL, or Issuer	Director in B.S.D.	External Director in B.S.D.	External Director in B.S.D.
Residence or business address	5 Artur Rubinstein St., Tel-Aviv, Israel	20 Lea Goldberg St., Tel-Aviv, Israel	14 Ashfela St., Ramat-Hasharon, Israel
Present principal occupation or employment	Lawyer	CFO and accountant services	Advocate, legal & business advisor
Name of corporation or organization where employed	Marcus consulting and management services Ltd.	Business Growth	S.T. Wertheim
Address of corporation or organization where employed	5 Artur Rubinstein St., Tel-Aviv, Israel	20 Lea Goldberg St., Tel-Aviv, Israel	14 Ashfela St., Ramat-Hasharon, Israel
Description of principal business of corporation or organization where employed	Consulting	Financial and accountant services	Law Firm

Name	Benzi Sao	Kobi Navon	Ziv Ironi
Position in B.S.D, WIL, or Issuer	Independent Director of WIL and of the Issuer	Independent director in WIL and of the Issuer	External director of WIL and of the Issuer
Residence or business address	42 Hazav St., Kfar Vradim, Israel	13 David Ben Gurion St., Bnei Brak, Israel	2 Ibn Gvirol St., Tel Aviv, Israel
Present principal occupation or employment	Security	CPA (Israel)	Corporate litigator
Name of corporation or organization where employed	SIGNAL – intelligence group	Navon Waisfeld & Co.	Ziv Ironi Advocates & Notary
Address of corporation or organization where employed	26 Histadrut St., Petach Tikva	13 David Ben Gurion St., Bnei Brak	2 Ibn Gvirol St., Tel Aviv, Israel.
Description of principal business of corporation or organization where employed	Consultation in intelligence, investigations and security	Senior partner	Law Office

Name	Ronit Zalman Malach	Tim Cranko	Yitschak Barabi
Position in B.S.D, WIL, or Issuer	External director of WIL and of the Issuer	CEO of WIL and the Issuer	Interim CFO of WIL and the Issuer
Residence or business address	16 Hana Ruvina St., Rishon Lezion 7576258, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Consultant to public companies	CEO of WIL and Issuer	CFO of WIL and Issuer
Name of corporation or organization where employed	Self employed	WIL and Issuer	WIL and Issuer
Address of corporation or organization where employed	16 Hana Rubina St., Rishon Lezion 7576258, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Description of principal business of corporation or organization where employed	Certified Public Accountant & Independent Corporate Finance Professional	Importing and marketing of food products	Importing and marketing of food products